UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41334

Saverone 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On August 15, 2022, Saverone 2014 Ltd. (the “Company”) updated its corporate presentation that it intends to use in conferences and meetings with investors from time to time. The corporate presentation has also been posted on the Company’s investor relations website at https://ir.saver.one. A copy of the corporate presentation is being furnished and incorporated herein as Exhibit 99.1.

The furnishing of the corporate presentation is not an admission as to the materiality of any information therein. The information contained in the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the SEC and other public announcements that the Company has made and may make from time to time by press release or otherwise. All information contained in the corporate presentation is subject to the disclaimer regarding forward-looking statements at the beginning of the presentation.

Investors and others should note that the Company may announce material information about its finances, products, and other matters to its investors using its investor relations website (referenced above) in addition to SEC filings, press releases, public conference calls, and webcasts. The Company uses these channels to communicate with the Company’s shareholders and the public about the Company and other issues. It is possible that the information the Company posts on these channels could be deemed to be material information. Therefore, the Company encourages investors, the media, and others interested in the Company to review the information it posts on the Company’s investor relations website (referenced above) in addition to following its press releases, SEC filings, public conference calls, and webcasts.

EXHIBIT INDEX

Exhibit No.
99.1	Saverone 2014 Ltd, Corporate Presentation, dated August 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 15, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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